DRAFT
STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

January __, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), transmitted for filing pursuant to Rule 497(c) under the Securities Act of 1933, as amended, are the definitive versions of the prospectus and statement of additional information (the "Filing") for the Fund's newly formed series, the Lazard Global Fixed Income Portfolio (the "Portfolio").

The Filing is marked to show changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on Amendment No. 65 to the Fund's registration statement on Form N-1A filed on November 17, 2011 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on December 15, 2011.

For the convenience of the Staff and for completeness purposes, the Staff's comments have been restated below in their entirety, and the Fund's response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Filing.

Prospectus

Cover Page

1.	Staff Comment: Please include ticker symbols for both the Institutional Shares and Open Shares of the Portfolio.

Response:  The ticker symbols for both the Institutional Shares and Open Shares of the Portfolio have been added.

Summary Section—Fees and Expenses

2.
Staff Comment:  Please confirm that, in connection with the expense limitation arrangement described in a footnote to the Portfolio's fee table (the "Expense Limitation Agreement"), the Investment Manager does not retain a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Portfolio's Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

3.	Staff Comment: Please clarify whether the Fund's Board may authorize early termination of the Expense Limitation Agreement on behalf of the Fund.

Response:   The relevant sentence in a footnote to the fee table has been revised as follows:

This agreement can only be amended by agreement of the Fund, upon approval by the Fund's Board of Directors, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the investment management agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Summary Section—Principal Investment Strategies

4.
Staff Comment:  The first paragraph under "Principal Investment Strategies" states:  "Under normal circumstances, the Portfolio invests at least 80% of its assets in Fixed Income Investments."  Please explain why foreign currency forward contracts are deemed to be "Fixed Income Investments" for purposes of the Portfolio's policy with respect to the investment of 80% of its assets pursuant to Rule 35d-1 under the Investment Company Act of 1940 Act, as amended (the "80% Test").

Response:  As explained in "Principal Investment Strategies," currency exposure is an important component of the Portfolio's investment strategy.  While the Investment Manager may use non-U.S. dollar-denominated debt securities to manage the Portfolio's currency exposure, the Investment Manager's currency strategy typically also employs foreign currency forward contracts.  These forward contracts, whose return includes an interest component in addition to return from relative currency exchange rates, could be considered the investment equivalent of a non-U.S. dollar denominated debt security issued by a high quality sovereign or other creditworthy issuer, which debt securities typically are purchased for income from interest and currency relative exchange rate changes rather than capital appreciation.  We believe that inclusion of foreign currency forward contracts in the Portfolio's 80% Test is consistent with the Commission's statement in the release adopting Rule 35d-11 that the word "investment" in subsection (a)(2) of Rule 35d-1 "would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."  We note that other "global bond" funds include forward contracts in their 80% Tests—PIMCO Global Bond Fund (Unhedged),2 GMO Global Bond Fund3 and John Hancock Global Bond Fund.4

__________________________
1      "Investment Company Names," Rel. No. IC-24828 (Jan. 17, 2001).

2
Seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, future contracts or swap agreements.  "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.  Securities may be denominated in major foreign currencies or the U.S. dollar.  PIMCO Global Bond Fund (Unhedged) is a series of PIMCO Funds (File No. 811-05028).

3
Invests directly and indirectly (e.g., through other GMO Funds or derivatives) at least 80% of its assets in bonds ... The term "bond" includes (i) obligations of an issuer to make payments of principal and/or interest (whether fixed or variable) on future dates and (ii) synthetic debt instruments created by the manager by using derivatives (e.g., a futures contract, swap contract, currency forward or option).  GMO Global Bond Fund is a series of GMO Trust (File No. 811-04347).

4
Invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed-income instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by futures contracts (including related options) with respect to such securities, and options on such securities.  These fixed-income instruments may be denominated in foreign currencies or in U.S. dollars, which may be represented by forwards or derivatives, such as options, futures contracts, or swap agreements.  John Hancock Global Bond Fund is a series of John Hancock Funds II (File No. 811-21779).

5.
Staff Comment:  Please clarify whether the reference to "foreign corporations or entities" in the third sentence of the first paragraph under "Principal Investment Strategies" encompasses foreign corporations and entities in emerging market countries.

Response:  The reference to "foreign corporations or entities" in the third sentence of the first paragraph under "Principal Investment Strategies" does encompass foreign corporations and entities in emerging market countries.  The following language has been added to the referenced language:  ", including those with business activities located in emerging market countries."

Summary Section—Principal Investment Risks

6.	Staff Comment: Please add "("junk bonds")" after "non-investment grade securities" in the fifth sentence of the first paragraph under "Principal Investment Risks."

Response:  The requested change has been made.

Other Performance of the Investment Manger

7.
Staff Comment:  Please add "substantially" to the second sentence of the first paragraph under "Other Performance of the Investment Manager" so that it states:  "The chart below shows the historical investment performance for a composite (the "Global Fixed Income Composite") of the Other Accounts (consisting of all substantially similarly managed, fully discretionary and fee paying accounts)…"

Response:  The requested change has been made.

8.
Staff Comment:  The first paragraph after the chart states:  "Certain Other Accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940, as amended, and the Code…"  Please confirm that "Code" is previously defined.

Response:  In the first sentence of the first paragraph under "Tax Information," on page 14 of the prospectus included in the Filing, "Code" is defined as the "Internal Revenue Code of 1986, as amended."

SAI

Investment Restrictions

9.
Staff Comment:  Please add "("junk bonds")" after "non-investment grade securities" in the second sentence of the first paragraph under "Lower-Rated Securities (Emerging Markets Multi-Strategy, Emerging Markets Debt, Realty Income, U.S. Realty, International Realty, High Yield, Municipal and Global Fixed Income Portfolios only)."

Response:  The requested change has been made.

10.	Staff Comment: Please add risk disclosure regarding the speculative nature of lower-rated securities.

Response:  The first paragraph under "Lower Rated Securities (Emerging Markets Multi-Strategy, Emerging Markets Debt, Realty Income, U.S. Realty, International Realty, High Yield, Municipal and Global Fixed Income Portfolios only)" has been revised as follows (emphasis added):

Fixed-income securities rated below investment grade (such as those rated Ba by Moody's or BB by S&P, and as low as those rated Caa/CCC by a Rating Agency at the time of purchase (commonly known as "high yield" or "junk bonds"), or, if unrated, deemed to be of comparable quality by the Investment Manager), though higher yielding, are characterized by higher risk.  See "Appendix" for a general description of securities ratings.  These securities may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher-rated securities.  These securities generally are considered by the Rating Agencies to be, on balance, predominantly speculative with respect to the issuer's ability to make principal and interest payments in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.  Such securities' higher yield compared to yields of securities rated investment grade is what the investor receives in return for bearing greater credit risk.  The higher credit risk associated with below investment grade securities potentially can have a greater effect on the value of such securities than may be the case with higher quality issues of comparable maturity, and, to the extent a Portfolio invests in such securities, will be a substantial factor in the Portfolio's relative share price volatility.  The ratings of the Rating Agencies represent their opinions as to the quality of the obligations which they undertake to rate.  It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these securities.  The Portfolios will rely on the judgment, analysis and experience of the Investment Manager in evaluating the creditworthiness of an issuer.  Each of the Realty Portfolios is limited to investing 20% of its assets in non-investment grade fixed income obligations.  The Global Fixed Income Portfolio is limited to investing 15% of its assets in securities that are rated below investment grade or the unrated equivalent as determined by the Investment Manager.

Bond prices are inversely related to interest rate changes; however, bond price volatility also may be inversely related to coupon.  Accordingly, below investment grade securities may be relatively less sensitive to interest rate changes than higher quality securities of comparable maturity, because of their higher coupon.

11.
Staff Comment:  Please confirm whether the Portfolio intends to enter into credit default swaps as a seller of credit protection.  If so, please include a representation to the Staff that the Portfolio will segregate liquid assets equal to the full notional value of these swaps.

Response:  The Portfolio has no current intention of entering into credit default swaps as a seller of credit protection.  However, if in the future the Portfolio enters into credit default swaps as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

General

12.
Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Fund and its management are in possession of all facts relating to the Portfolio's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Fund, on behalf of the Portfolio, is filed with this letter.

*     *     *     *     *     *     *     *

We hope the Staff finds that this letter and the revisions in the Filing are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Filing, they should call the undersigned at 212.806.6173 or Janna Manes at 212.806.6141.

Very truly yours,

_______________
Linda Y. Kim

cc:  Janna Manes

DRAFT THE LAZARD FUNDS, INC. 30 Rockefeller Plaza New York, New York 10112
January __, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc. (the "Fund")
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments in this filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE LAZARD FUNDS, INC.

By:
Tamar Goldstein
Assistant Secretary